02017975

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of <u>February, 2002</u>

Consolidated Trillion Resources Ltd.
900 – 475 Howe Street
Vancouver, B.C.
Canada V6B 2C3



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: [√]   Form 40-F: [√]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [√]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

CONSOLIDATED
TRILLION RESOURCES LTD.

Consolidated Financial Statements
December 31, 2001
(unaudited)

#900 – 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3
Tel: (604) 669-4777 •Fax: (604) 696-0212 • E-mail: trillion@trillionresources.com

CONSOLIDATED

TRILLION RESOURCES LTD.

#900 – 475 Howe Street, Vancouver, British Columbia, CANADA, V6C 2B3
Phone: (604) 669-4777 • Fax: (604) 696-0212 • Web Site: www.trillionresources.com

QUARTERLY FINANCIAL STATEMENTS
December 31, 2001 (Unaudited)

President's Report

Summary

The company spent the past quarter reviewing several opportunities for investment and the search for the right investment opportunity is ongoing. Our drilling company in Zimbabwe has continued to remain cash flow positive in an extremely difficult market. All other exploration activities in Zimbabwe are halted pending review of the situation in the country during and after the upcoming Presidential Election. The company plans to commence work on the Karasberg Ni/ PGM project in Namibia in April.

Outlook

Trillion continues to maintain a strong treasury position, particularly in light of current market conditions and is actively seeking other business opportunities to enhance shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS
CONSOLIDATED TRILLION RESOURCES LTD.

President & CEO

February 27, 2002

CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Balance Sheets
(unaudited)

	December 31 2001 $	June 30 2001 $
	[$000's - Cdn.]	
ASSETS		
Current		
Cash and cash equivalents	**3,121**	3,126
Accounts receivable	**133**	321
Inventory	**167**	—
Total current assets	**3,421**	3,447
Investments	**79**	79
Mineral exploration and development costs	**11**	—
Capital assets	**31**	—
	3,542	3,526
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	**166**	229
Total current liabilities	**166**	229
Shareholders' equity		
Share capital	**55,694**	55,694
Deficit	**(52,318)**	(52,397)
Total shareholders' equity	**3,377**	3,297
	3,542	3,526

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended December 31		Six months ended December 31	
	2001	2000	2001	2000
		$	$	$
	[$000's - Cdn. - except per common share amounts]			
REVENUE				
Drilling revenue	209	(4)	51	25
Interest and other	53	37	47	69
Management fees	—	29	33	29
Gain on sale of investments	—	3,697	—	3,713
	262	3,759	731	3,836
COSTS AND EXPENSES				
Exploration and development	3	—	3	—
Drilling [excluding amortization]	89	21	528	79
Amortization of capital assets	15	14	25	35
General and administrative	169	57	273	165s
Exchange (gain) loss	359	49	(177)	95
Write-down of mineral properties	(4)	(194)	—	—
Write-down of capital assets	—	19	—	19
(Gain) Loss on sale of investments and capital assets	38	—	(1)	—
Write-down of investments	(11)	—	—	—
	652	(34)	651	393
Net income (loss) for the period	(396)	3,793	79	3,443
Deficit, beginning of period	(51,922)	(55,598)	(52,397)	(55,248)
Deficit, end of period	(52,318)	(51,805)	(52,318)	(51,805)
Net income (loss) per common share				
Basic	(0.05)	0.43	0.01	0.39
Diluted	(0.05)	0.42	0.01	0.39

See accompanying notess

CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Six months ended December 31	
	2001	2000	2001	2000
		$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the year	(218)	3,793	79	3,442
Items not involving cash				
Amortization of capital assets	15	14	25	35
Write-down of investments, mineral properties and capital assets	(15)	(175)	—	19
Loss (gain) on sale of investments and capital Assets	39	(3,697)	(1)	(3,713)
	(179)	(65)	103	(217)
Changes in non-cash working capital balances relating to operation	141	(478)	(66)	(342)
Cash used in operating activities	(38)	(543)	37	(559)
INVESTING ACTIVITIES				
Purchase of capital assets	(27)	—	(31)	—
Proceeds on sale of investments and capital assets	—	3,829	—	3,829
Exploration and development	—	—	(11)	
Cash provided by (used in) investing activities	(27)	3,829	(42)	3,829
Increase (decrease) in cash and cash equivalents	(65)	3,286	(5)	3,270
Cash and cash equivalents, beginning of period	3,186	72	3,126	88
Cash and cash equivalents, end of period	3,121	3,358	3,121	3,358

See accompanying notes

CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
December 31, 2001 and 2000
(unaudited)

1. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd. [the "Corporation"] are carried out in Africa and include:

[a] provision of drilling services to mining companies; and

[b] exploration and development of mineral properties directly and indirectly with other mining companies.

Generally, the operating costs of the Corporation have been financed by public offerings and private placements. The Corporation is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration and development of certain of its mineral properties. The Corporation conducts activities in countries which have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The interim financial statements are prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those in the Corporation's consolidated financial statements for the year ended June 30, 2001. The Corporation has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Corporation's financial statements.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

Interim Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Corporation.

In preparing these financial statements the Corporation has adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning interim financial statements. This new standard outlines the minimum information that should be disclosed in interim financial statements. The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

CORPORATE INFORMATION

Web site: www.trillionresources.com

HEAD OFFICE
900 – 475 Howe Street
Vancouver, British Columbia V6E 3X1

Tel: (604) 669-4777
Fax: (604) 696-0212
E-mail: trillion @trillionresources.com

CORPORATE OFFICE
B.D. Mine Grounds
P.O. 1340 Kwekwe,
Zimbabwe
Tel: 011 263 55 24782
Fax: 011 263 55 22470

DIRECTORS

Ronald K. Netolitzky, Chairman
Henry M. Giegerich

Patrick G. Downey
Eric Cunningham

OFFICERS
Patrick G. Downey ....President and CEO
Terese J. Gieselman..Secretary/Treasurer

SOLICITORS
Lavery De Billy, Montreal, Quebec

AUDITORS
Ernst & Young

REGISTRAR & TRANSFER AGENT
Computershare Investor Services

Montreal, Quebec

BANK
The Bank of Montreal

Vancouver, B.C.

STOCK EXCHANGE LISTINGS
United States: OTCBB Symbol: TLNOF

SHARES
Issued & Outstanding:
8,899,512

FOR FURTHER INFORMATION PLEASE CONTACT:

Terese J. Gieselman
Tel: (604) 669-4777
Fax: (604) 696-0212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: Consolidated Trillion Resources Ltd.

Date: February 28, 2002   _____

Name: Terese J. Gieselman
Title: Secretary/Treasurer